Brunswick Corporation
Computation of Ratio of Earnings to Fixed Charges
(in millions)

		Years Ended December 31,
		2019		2018		2017		2016		2015
Earnings (A)
	Earnings from continuing operations	$30.4		$253.4		$101.3		$188.4		$143.5
Add:	Income tax provision	80.3		57.3		111.6		78.6		49.9
	Interest and other financial charges included in expense	76.0		46.0		26.4		27.5		27.8
	Interest portion of rent expense	4.1		5.3		9.0		8.9		7.3
	Dividends received from 50%-or-less-owned affiliates	—		—		0.4		—		—
Subtract:	Gain (impairment) of equity investment	—		2.3		—		—		—
	Earnings from 50%-or-less-owned affiliates	7.3		7.7		6.1		4.3		3.7
		$183.5		$352.0		$242.6		$299.1		$224.8

Fixed Charges (A)
	Interest and other financial charges	$76.0		$46.0		$26.4		$27.5		$27.8
	Interest portion of rent expense	4.1		5.3		9.0		8.9		7.3
	Capitalized interest	5.0		2.2		4.6		2.6		0.7
		$85.1		$53.5		$40.0		$39.0		$35.8

Ratio of earnings to fixed charges		2.2	x	6.6	x	6.1	x	7.7	x	6.3	x

(A) For computation of the ratio of earnings to fixed charges, earnings has been calculated by adding fixed charges, excluding capitalized interest, to earnings from continuing operations before income taxes and dividends received from equity affiliates, then deducting the gain (impairment) of equity investment and undistributed earnings of affiliates. Fixed charges consist of interest expense, estimated interest portion of rent expense and capitalized interest.